UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, FOR THE YEAR ENDED OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-22010

A.	THOMAS GROUP, INC.
401(k) Savings Plan
(Full title of the Plan)

B.	THOMAS GROUP, INC.

5221 North O’Connor Boulevard

Suite 500

Irving, Texas  75039

(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Independent Auditor’s Report

Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Exhibits

23	Consent of Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated:  June 30, 2003

THOMAS GROUP, INC. 401(k) SAVINGS PLAN

(Name of Plan)

/s/ John R. Hamann
John R. Hamann
President and Chief Executive Officer

INDEPENDENT AUDITOR’S REPORT

To the Compensation and Stock Option Committee

Thomas Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and supplemental schedule.  These financial statements and schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly in all material respects, the net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with the accounting principles generally accepted in the United States of America.

Hein + Associates llp

Dallas, Texas

May 22, 2003

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2002	2001
ASSETS:
Investments, at fair value:
Mutual funds	$8,609,200	$13,376,213
Money Market funds	1,374,320	1,448,243
Pooled separate accounts	—	6,295
Self-directed accounts	213,326	348,397
Thomas Group, Inc. common stock	34,308	119,772
Participant loans	162,984	148,932
Total investments	10,394,138	15,447,852

Cash	—	5,467

Total assets	10,394,138	15,453,319

LIABILITIES	—	—

Net assets available for benefits	$10,394,138	$15,453,319

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Dividends and interest	192,497

Contributions:
Participant contributions and rollovers	986,607

Total additions	1,179,104

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Investment loss:
Net depreciation in fair value of investments	2,154,356

Benefits paid directly to participants	4,005,864
Loans paid off as part of a distribution	62,561
Administrative expenses	19,933
Other	(4,429)

Total deductions	6,238,285

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,059,181)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,453,319

End of year	$10,394,138

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              Description of Plan

The following description of the Thomas Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan is a salary deferral plan which was established January 1, 1990, and restated July 1, 1995.  The Plan covers all full-time employees of Thomas Group, Inc. (the “Company” or the “Sponsor”) who have attained 21 years of age, excluding hourly and leased employees.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company.  Milliman USA is the Plan’s recordkeeper.  Charles Schwab Trust Company (“CSTC”) holds substantially all the Plan’s assets and is the Trustee of those assets.  Kemper Investors Life Insurance Company (“Kemper”) holds and manages certain investments representing variable annuities.  Certain officers of the Company have been appointed trustee of the Kemper investments.

Contributions

Each year, participants may contribute to the Plan, through periodic payroll deductions, up to 35% of their pre-tax annual compensation, as defined by the Plan, up to the annual deferral limit allowed for U.S. federal income taxes, which was $11,000 for 2002.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Each year the Company may elect to provide a matching contribution to the Plan based on the amount of participant pre-tax contributions.  The target matching contribution will be in accordance with the following schedule:

Years of Benefit Service	Matching Contribution as a Percentage Of Participant Pre-Tax Contributions

0-3	10%
4-5	25%
6-9	50%
10 or more	75%

The Company may also elect to provide a profit sharing contribution to the Plan.  In 2002, the Company elected not to provide a matching or profit-sharing contribution to the Plan.

Participant Accounts

Each participant’s account is credited or charged with: a) all the contributions, forfeitures of the non-vested portion of terminated participants’ accounts, withdrawals and other distributions made to or from such accounts; and, b) its pro rata portion of the appreciation or depreciation in the fair market value of each investment.  Such appreciation or depreciation will reflect investment income, realized and unrealized gains and losses, other investment transactions, and expenses paid from each specific investment.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon.  Participants vest in employer contributions based on years of continuous service with the Company, at a rate of 20 percent a year.  A participant is 100% vested after five years of credited service.  A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company’s common stock or any of the mutual fund and money market investment options offered by CSTC.  Participants may also direct their contributions into a self-directed brokerage account available through CSTC.  The net assets of various Kemper fund options are combined under the heading Pooled Separate Accounts.  Prior to 1996, participants could invest in Kemper Variable Annuity Funds.  Participants may change the allocation of their existing funds and future contributions at any time.  Employer contributions are invested in the same percentages as the employee contributions.

Payment of Benefits

Participants whose employment terminates for any reason (except retirement, death or disability) are entitled to receive the vested portion of their account in the form of a lump sum payment.

Participant Loans

A participant may apply to the Plan administrator for a loan under the Plan.  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans will bear interest equal to the prime rate published in the Wall Street Journal.  Repayment are made through mandatory after-tax payroll deductions, not to exceed five years, unless the loan was to purchase a home, in which case, repayment is 15 years.  A participant may have only one loan outstanding at any time.  Participant loans are collateralized by the respective participant accounts.

Hardship Withdrawals

Upon demonstrated financial need, as defined in the Plan, hardship withdrawals are allowed only from the participant’s cumulative pre-tax contributions made to the Plan.

Forfeitures

Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts.  At December 31, 2002, forfeited non-vested accounts were approximately $11,800.  Forfeitures of a participant’s employer matching contributions may be used to reduce future Company contributions to the Plan.  In 2002, the Company made no matching contributions.  Forfeited non-vested accounts were used to pay administrative expenses.  Forfeitures of Company profit-sharing contributions are reallocated among all remaining participants.

Administrative Expenses

The Company has paid, at its discretion, the administrative expenses of the Plan.  Administrative expenses incurred in 2002 were approximately $54,000.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the

“Code”), and therefore the related trust is exempt from taxation.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan continues to be operated in compliance with applicable requirements of the Code.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Equity securities are valued at fair value using quoted market prices.  The investments in the pooled separate accounts are valued at the fair value of the underlying investments in the amount as determined by Kemper.  Participant loans and investments in money market funds are stated at cost which approximates fair value.  Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments.  Investment transactions are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.  Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits.  At December 31, 2002 and 2001 there were no amounts allocated to withdrawing participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as applied to defined contribution employee benefit plans requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

3.              INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

		2002	2001
Mutual Funds:
American 20th Century International Discovery Fund		$242,051	$132,992
American 20th Century Ultra Fund	(a)	652,526	1,127,524
Berger Small Cap Value Fund	(a)	1,942,094	2,976,427
Charles Schwab S&P 500 Fund	(a)	1,256,256	1,822,756
Fidelity Magellan Fund	(a)	843,954	1,622,418
Fidelity Puritan Fund	(a)	911,929	1,460,043
Harbor Capital Appreciation Fund	(a)	1,165,601	1,447,313
Janus Worldwide Fund	(a)	776,238	547,376
MFS Massachusetts Investors Trust		331,858	553,098
Pimco Total Return Fund		288,581	1,291,286
Strong Short-Term Bond Fund		198,112	394,980
		8,609,200	13,376,213

Money Market funds:
Charles Schwab Advantage Money Fund	(a)	1,374,320	1,448,243

Self-Directed Accounts		213,326	348,397
Pooled separate accounts		—	6,295
Thomas Group, Inc. common stock		34,308	119,772
Participant loans		162,984	148,932
Total		$10,394,138	$15,447,852

(a)  Represents 5% or more of the Plan’s net assets.

During 2002, the Plan’s investments (including investments bought, sold, and held during the year) depreciated by $2,154,356 as follows:

Mutual Funds	$2,136,201

Self-directed accounts	(50,439

)

Thomas Group, Inc. common stock	68,594

$2,154,356

4.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 72-0843540    Plan Number: 003

December 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Cost	Current Value

	Cash:
*	Charles Schwab Trust Company	Cash	**	$—

	Money Market Funds:
*	Charles Schwab Trust Company	Advantage Money Fund	**	1,374,320

	Mutual Funds:
	American 20th Century	International Discovery Fund	**	242,051
	American Century	Ultra Fund	**	652,526
	Berger	Small Cap Value Fund	**	1,942,094
*	Charles Schwab Trust Company	S&P 500 Fund	**	1,256,256
	Fidelity Investments	Magellan Fund	**	843,954
	Fidelity Investments	Puritan Fund	**	911,929
	Harbor	Capital Appreciation Fund	**	1,165,601
	Janus Investments	Worldwide Fund	**	776,238
	MFS Investments	Massachusetts Investors Trust	**	331,858
	Pimco	Total Return Fund	**	288,581
	Strong	Short-Term Bond Fund	**	198,112

*	Charles Schwab Trust Company	Personal Choice Retirement Account	**	213,326

*	Thomas Group, Inc.	Common stock, 70,880 shares	**	34,308

*	Thomas Group, Inc. 401(k) Savings Plan	Loans to participants (4.25% to 9.5% interest and varying maturities)		162,984

	Total investments			$10,394,138

(a)          This column will have an asterisk on each line which is identified as a party-in-interest to the Plan.  Charles Schwab Trust Company acts as the Plan’s trustee.

**          Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.